PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)

(To Prospectus Dated December 19, 2003)	Registration No. 333-110898

CARDIAC SCIENCE, INC.

26,125,819 Shares of Common Stock
($0.001 par value)

This prospectus supplement supplements information contained in that certain prospectus dated December 19, 2003 of Cardiac Science, Inc. (the “Company”), as supplemented, relating to the offer and sale from time to time of up to (i) 11,970,834 shares of our outstanding common stock and (ii) 14,154,985 shares of our common stock issuable upon exercise of warrants, which are held by certain stockholders and warrant holders named in the prospectus under the section entitled “SELLING STOCKHOLDERS.” This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto. Capitalized terms used in this prospectus supplement but not defined shall have the meanings assigned to such terms in the prospectus.

No additional shares of our common stock, including stock issuable upon exercise of warrants, are being offered for resale hereunder.

Selling Stockholders

Pursuant to an agreement between us and Complient Corporation, 512,500 of the 1,025,000 shares of our common stock previously held in escrow and of record by Embassy & Co. were returned to us in settlement of the escrow and the remaining 512,500 shares were assigned to Complient Liquidating Trust in connection with Complient Corporation’s liquidation and dissolution. As a result, the aggregate number of outstanding shares of common stock offered for resale pursuant to the prospectus decreased by 512,500, from 12,483,334 to 11,970,834. Additionally, the aggregate number of shares of our common stock offered for resale pursuant to the prospectus, including shares issuable upon exercise of warrants, decreased by 512,500, from 26,638,319 to 26,125,819 shares.

The following table amends and supplements the information set forth in the prospectus under the caption “SELLING STOCKHOLDERS” with respect to the selling stockholders named below and the respective shares of common stock beneficially owned by such selling stockholders that may be offered pursuant to the prospectus:

Name	Number of Shares of Common Stock Owned Prior to the Offering	Number of Shares of Common Stock Being Offered for Sale Hereunder	Number of Shares of Common Stock Beneficially Owned Assuming Sale of All Shares Offered Hereunder	Percentage of Common Stock Beneficially Owned Assuming Sale of All Shares Offered Hereunder

Embassy & Co. (5)	0	0	—	*

Complient Liquidating Trust (14)	512,500	512,500	—	*

(5)	Embassy & Co. held the shares as nominee for U.S. Bank N.A. in its capacity as escrow agent for the benefit Compliant Corporation.

(14)	Complient Liquidating Trust was formed on December 31, 2004, as a statutory trust under the laws of Delaware, for the benefit of the stockholders of Complient Corporation.

All information in this prospectus supplement is as of March 9, 2005.

The date of this prospectus supplement is March 9, 2005.